Exhibit 99.1

FOR IMMEDIATE RELEASE	(TSX VENTURE SYMBOL: CHA)

NOVEMBER 16, 2006

CHALLENGER ENERGY CORP. ANNOUNCES THIRD BACK-TO-BACK WELL TO BE

DRILLED IN TRINIDAD WITH DRILLING OF FIRST WELL TO COMMENCE IN FIRST

QUARTER OF 2007 AND ANNOUNCES THIRD QUARTER 2006 OPERATING RESULTS

CALGARY, ALBERTA - Challenger Energy Corp. (“Challenger” or the “Company” – TSX Venture Exchange: CHA) of Calgary Alberta, Canada, announces today that Canadian Superior Energy Inc. (“Canadian Superior”), the operator of Block 5(c), has reached agreement that the Kan Tan IV Semi-Submersible Drilling Rig will drill a 3rd back -to-back well on Canadian Superior’s Block 5(c) in Trinidad. Previously it was announced that the Kan Tan IV was contracted to drill two back-to-back wells. Challenger also announces it is moving forward with drilling planned for the first of the three wells in the first quarter of 2007 and also announced today 2006 third quarter operating results. The filing can be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”).

Challenger Energy Corp. is a Calgary Alberta, Canada based oil and gas exploration Company which is currently focusing on “high impact” oil and gas plays offshore Trinidad and Tobago and offshore Nova Scotia.

Cautionary Statements

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions. The information in this news release also includes certain information and statements about management’s view of future events, expectations, plans and prospects that constitute forward looking statements. These statements are based upon assumptions that are subject to significant risks and uncertainties. Because of these risks and uncertainties and as a result of a variety of factors, the actual results, expectations, achievements or performance may differ materially from those anticipated and indicated by these forward looking statements. Although the Company believes that the expectations reflected in forward-looking statements are reasonable, it can give no assurances that the expectations of any forward-looking statements will prove to be correct.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements.

MESSAGE TO SHAREHOLDERS

On behalf of the team at Challenger Energy Corp., I am very pleased to provide you with a summary of our achievements in the first nine months of 2006 and our go forward plan with Canadian Superior Energy Inc. (“Canadian Superior”, TSX, AMEX: SNG) to commence drilling offshore Trinidad and Tobago on one of the best natural gas plays in the world, during the first quarter of 2007. At September 30, 2006, the corporation was debt free, had $8.2 million in working capital and our cash position was $8.3 million. During the first nine months of 2006 we completed the raising of $19.5 million in equity financing and funded $10.1 million towards our exploration activities in Trinidad and Tobago. This has included paying our share for the purchase of long lead tangible items (pipe, wellheads, etc.) that are on the critical path, as well as our share of the rig advance payments as we prepare for this exciting multi-well drilling program. I would like to thank our shareholders for their support and we are committed to moving forward in 2006 and beyond with a conservative disciplined financial approach. 2007 will be an exciting year for us.

Challenger is poised to move forward pursuant to three notable agreements executed in November 2004, having established our core focus.

Challenger entered into a participation agreement as a non-competitive financial industry partner with Canadian Superior with respect to the development of Canadian Superior’s Intrepid “Block 5(c)” located offshore Trinidad. Challenger will be funding one-third of Canadian Superior’s initial cost of drilling 3 wells off-shore Trinidad on Block 5(c) to obtain 25 percent of the revenue Canadian Superior earns from Block 5(c).

Challenger entered into a financial participation agreement with Canadian Superior to have the opportunity to participate with Canadian Superior on Canadian Superior’s Mayaro and Guayaguayare Bay lands located off-shore Trinidad. Under this agreement Challenger may pay one-third of Canadian Superior’s costs related to 2 wells Canadian Superior may drill on the Mayaro and Guayaguayare block to receive 25 percent of Canadian Superior’s revenues from this block.

Challenger entered into a Farm-Out agreement, which has subsequently been amended, whereby Challenger has the opportunity to participate in Canadian Superior’s next Mariner test well, off-shore Nova Scotia. To earn a 25 percent interest in Canadian Superior’s Mariner Block, Challenger may farm-in by paying one-third of the cost of the next Mariner well. Challenger has the further right to participate on the same terms on Canadian Superior’s Marauder and Marconi Blocks, off-shore Nova Scotia.

TRINIDAD AND TOBAGO

We are pleased to report that on November 14, 2006, the operator of Block 5(c), Canadian Superior announced that it has been agreed among Beijing Zhiyuan Industries Company Limited, of Beijing, China, a SINOPEC Group Company (NYSE:SNP), the owners of the Kan Tan IV Semi-Submersible Drilling Rig, Maersk Contractors (OMX:MAERSK B) of Copenhagen, Denmark, the Managing Contractor for the rig and Canadian Superior that Kan Tan IV will drill a third back-to-back well on Canadian Superior’s Block 5(c) in Trinidad.

Previously, on March 19, 2006, Canadian Superior, entered into a firm multi-well drilling contract for the Kan Tan IV Semi-Submersible Offshore Drilling Rig for two back-to-back wells. This contract is at a very favorable day rate, honoured by Maersk and Beijing Zhiyuan, negotiated by Canadian Superior, as compared to day rates which have gone up considerably. This rig will commence the drilling program of three back-to-back wells for Canadian Superior and ourselves offshore Trinidad on “Intrepid” Block 5 (c) in the first quarter of 2007. Trinidad and Tobago is a very economic and important source of North America’s natural gas supply.

Challenger will be funding it’s one-third share of the initial cost of three Canadian Superior operated back-to back wells to be drilled on Block 5(c) on large natural gas prospects off the east coast of Trinidad and Tobago. Canadian Superior has exclusivity to this offshore drilling rig during the three well program. The first well of the three wells is to commence drilling shortly after the Kan Tan IV has completed a scheduled refurbishment currently underway in Brownsville, Texas. The refurbishment is scheduled for completion early in the 1st quarter of 2007. Once the refurbishment is complete, the drilling rig will undergo its acceptance testing and then it will be towed to Trinidad and then directly to Canadian Superior’s first Block 5(c) well site to commence drilling.

Offshore Trinidad is a highly desirable oil and gas basin. Offshore Trinidad has multiple large exploration and development opportunities as evidenced by recent drilling successes in the Columbus Basin where Block 5(c) is located. It also has well developed, and developing, LNG facilities and capacity, and ready access to international markets. 80% of North America’s LNG is supplied from Trinidad, and some of the largest producing wells in the world are located in Trinidad. 15 of British Petroleum’s top 25 producing wells world-wide are located in Trinidad in close proximity to where we will be drilling. In Trinidad and Tobago natural gas at the wellhead is currently selling near Henry Hub pricing.

Also, off the east coast of Trinidad British Petroleum has just put on production 700 mmcf/d of natural gas being produced by 3 wells from their new “Cannonball” discovery, evidencing the “World-Class” potential of our prospects.

The “Intrepid” Block 5(c) is comprised of 80,041 acres located about 96 kilometers (60 miles) off the east coast of the island of Trinidad with water depths in the range of 150 to 450 meters (500 to 1,500 feet). Each of the three wells in Block 5(c) will be High Pressure wells and will be drilled from the semi-submersible drilling rig, to a depth in the order of 5,000+ m (16,400+ feet) and each is currently expected to take between 80-100 days to drill and evaluate. This three well drilling program will take approximately 240 to 300 days to complete; with the results of the first well known after approximately 80-100 days into the drilling program. These prospects have been estimated to potentially contain over 4 TCF of undiscovered resources of natural gas and condensate. Structures of similar size are located in the immediate vicinity of “Intrepid” Block 5(c).

OFFSHORE NOVA SCOTIA

Also we continue to be excited about our prospects offshore Nova Scotia These prospects offer tremendous multi-zone opportunities and one of the drilling prospects has identified prospective gas resources estimated to be up to 600 Bcf.

OTHER ACTIVITIES

Challenger Energy is continuously assessing a number of ‘high impact’ oil and gas prospects. In addition to this, work is currently underway to list the Company’s shares on an exchange in the United States. We expect this listing, subject to regulatory approval, to be completed within 2006.

OUTLOOK

We are looking forward to a very exciting 2007. We would again like to thank shareholders for your tremendous support!

Respectfully submitted on behalf of the Management, Staff and Directors of Challenger Energy Corp.:

Challenger Energy Corp.

Per:

Neil Mackenzie

President and Chief Executive Officer

November 15, 2006

CONSOLIDATED BALANCE SHEET

	September 30, 2006	December 31, 2005
	(unaudited)	(audited)
ASSETS
Current
Cash and cash equivalents	8,298,907	1,147,876
Accounts receivable	106,403	53,636
	8,405,310	1,201,512

Petroleum and natural gas properties	10,620,973	540,424
	19,026,283	1,741,936

LIABILITIES
Current
Accounts payable and accruals	188,165	144,975
	188,165	144,975

Asset retirement obligation	3,182	2,981
	191,347	147,956

Shareholders’ Equity
Share capital	16,704,458	2,019,750
Warrants	3,421,900	104,063
Contributed surplus	1,240,019	19,939
Deficit	(2,531,441)	(549,772)
	18,834,936	1,593,980
	19,026,283	1,741,936

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

	For the 3 months ended	For the 9 months ended
	September 30, 2006	September 30, 2006
	(unaudited)	(unaudited)
Revenue
Oil and natural gas sales	$39,638	$133,927
Royalties net of royalty tax credit	(10,323)	(33,671)
Net Production Revenue	29,315	100,256

Interest on deposits	102,686	314,954
	132,001	415,210

Expense
Professional fees	160,305	389,714
Stock based compensation	499,661	1,231,236
Office and administration	72,514	302,685
Listing fees	—	11,793
Depletion, depreciation and accretion	29,690	84,176
Production and operating costs	8,277	15,436
Miscellaneous	10,142	10,959
	780,589	2,045,999

Net loss from operations	(648,588)	(1,630,789)
Foreign exchange gain (loss)	1,021	(350,880)
Net loss for the period	(647,567)	(1,981,669)

Deficit at beginning of period	(1,883,874)	(549,772)
Deficit at end of period	$(2,531,441)	$(2,531,441)

Loss per share	$(0.02)	$(0.07)

FOR FURTHER INFORMATION RELATED TO CHALLENGER ENERGY CORP. AND/OR THIS NEWS RELEASE, PLEASE CONTACT:

Challenger Energy Corp.
Calgary, Alberta
Attn: Investor Relations
Phone: (403) 503-8810

Information may also be obtained from Challenger Energy Corp.’s website at www.chaenergy.ca

The TSX Venture Exchange neither approved nor disapproved the contents of this press release.